Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of KANZHUN LIMITED (the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, November 14, 2023, for the purpose of, among other matters, considering and approving, (i) the unaudited results of the Company for the three months ended September 30, 2023 and its publication, and (ii) the declaration and payment of a special cash dividend, if any.

The Company’s management will hold an earnings conference call on Tuesday, November 14, 2023, at 7:00 a.m. U.S. Eastern Time or 8:00 p.m. Beijing/Hong Kong Time on the same day. A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhipin.com.

For participants who wish to join the conference call, please complete online registration using the link provided below. Upon registration, participants will receive an email containing dial-in numbers and unique personal PIN. This information will allow participants to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration:

https://s1.c-conf.com/diamondpass/10034873-xhke2s.html

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, November 2, 2023

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Shangyu Gao as the independent non-executive directors.